UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	☐Form N-CSR

For Period Ended: September 30, 2021

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UNICO AMERICAN CORPORATION
Full Name of Registrant

Former Name if Applicable

26050 Mureau Road
Address of Principal Executive Office (Street and Number)

Calabasas, CA 91302
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

 The Registrant has determined that it is unable to file, within the prescribed time period, its Quarterly Report on Form 10-Q for the three- and nine-month periods ended September 30, 2021 (the "Form 10-Q") due to the reasons described below, which cannot be eliminated by the Registrant without unreasonable effort or expense.

As disclosed by the Registrant in Item 7.01 of its Current Report on Form 8-K furnished to the U.S. Securities and Exchange Commission (the "Commission") on November 1, 2021, the Audit Committee of the Registrant's Board of Directors has commenced an independent investigation of issues that include a deficiency in certain funds being held in a fiduciary capacity by Unifax Insurance Systems, Inc., a subsidiary of the Registrant, for the benefit of Crusader Insurance Company, another subsidiary of the Registrant, and any related internal controls. The Audit Committee has retained counsel with the assistance of a forensic accountant to conduct the investigation.

The independent investigation is substantially complete, subject to certain supplemental work that may be conducted but that is not expected to materially change the findings of the independent investigation. The Registrant is currently evaluating the findings to date of the independent investigation and considering the potential need for corrective disclosures in prior filings made by the Registrant with the Commission. In addition, the Registrant is evaluating its current policies, procedures, and internal controls associated with the matters referenced above, as well as compliance with, and the effectiveness of, those policies, procedures and internal controls (the “Accounting Policy and Controls Review”). Because the independent investigation and Accounting Policy and Controls Review referred to above include matters related to accounting for the three- and nine-month periods ended September 30, 2021, the Registrant will not be able to file its Form 10-Q within the prescribed time period. The Registrant is working diligently to file the Form 10-Q as promptly as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jennifer Ziegler	(818)	591-9800
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNICO AMERICAN CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2021		By:	/s/ Jennifer Ziegler
Jennifer Ziegler
Executive Vice President and Chief Financial Officer